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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2003



                      JILIN CHEMICAL INDUSTRIAL COMPANY LTD.


                              No.9, Longtan Street
                                Longtan District
                           Jilin City, Jilin Province
                           People's Republic of China
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

        Form 20-F       X         Form 40-F
                 ----------------          ---------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            ---------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ---------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

        Yes                 No      X
            --------------     ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

       82-      N.A.
            --------------

                  The index of exhibits may be found at Page 2






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                     JILIN CHEMICAL INDUSTRIAL COMPANY LTD.
                                    Form 6-K

                                TABLE OF CONTENTS


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Signatures                                                                                3

Press Release Regarding Half-Year Financial Results dated July 31, 2003        Exhibit 99.1

Announcement of the Interim Financial Results of 2003                          Exhibit 99.2

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          JILIN CHEMICAL INDUSTRIAL COMPANY LTD.



                                          By:    /s/ Shi Jianxun
                                              ----------------------------------
                                              Name:  Shi Jianxun
                                              Title: General Manager


Date:  August 5, 2003

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